新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

CONTINUING CONNECTED TRANSACTION
ANNUAL CAP FOR LEASE AGREEMENT

On 24 February 2005, Hong Kong Island as Lessor and Sogo HK as Lessee entered into the Lease Agreement, pursuant to which the Lessee will lease the Premises from the Lessor for a fixed term of 15 years.

By virtue of the fact that Sogo HK is a connected person of the Company by reasons described in the content below and the ongoing nature of the Lease, the Lease constitutes continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules. Details of the Lease Agreement were set out in the announcement of the Company dated 3 March 2005. This announcement is to provide information on the annual cap amount for the subsequent three year period after the initial three year period of the term of the Lease.

As the applicable ratios in respect of the annual cap for the next three year period ending 30 June 2011 are more than 0.1% but less than 2.5%, the Lease is subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules, and is exempt from the independent shareholders' approval requirements.

LEASE AGREEMENT

Parties

Lessor: Hong Kong Island

Lessee: Sogo HK

Date 24 February 2005

Term

The Lease Agreement commenced on 29 September 2005 shall be for a fixed term of 15 years. The Lessee shall have an option to renew the Lease for a further period of five years immediately after the expiry of the fixed term.

Rent and payment terms

Rent shall be payable by the Lessee on monthly basis in arrears on the 15th day of the immediate following calendar month based, where practicable, on the total sales records on the cash registers or point of sale system for use at the Premises on the last day of each calendar month under the following schedule:

Year 1 to 10 of the term:	6.0% of the Monthly Gross Turnover
Year 11 to 15 of the term:	7.0% of the Monthly Gross Turnover

Outgoing Charges shall, additionally, be payable by the Lessee on a monthly basis.

THE CAP AMOUNT

As stated in the announcement of the Company dated 3 March 2005, an initial annual cap of HK$75.0 million had been set in relation to the total rent and Outgoing Charges achieved during each year of the term of the Lease. The total rent and Outgoing Charges paid by the Lessee for the initial three financial years ended 30 June 2006, 30 June 2007 and 30 June 2008 amounted to HK$28.4 million, HK$36.2 million and HK$42.0 million respectively, which were within the annual cap.

The annual cap for each of the three years ending 30 June 2011 is set at HK$75.0 million. The cap amount is determined by reference to the upward trend in historical sales performance and projected increase in annual total gross turnover of Sogo Department Store. TST, expected growth in customer flows, average transaction size and sales performance of other shops in the Tsimshatsui area (all based on information provided by Sogo HK), and includes a buffer.

In view of the above, the Directors (including the independent non-executive Directors) consider that the annual cap amount of HK$75.0 million is fair and reasonable. Also, for reasons stated in the previous announcement, the Directors (including the independent non-executive Directors) maintain the view that the terms of the Lease Agreement had been negotiated on an arm's length basis and on normal commercial terms, fair and reasonable and are in the interests of the Company and its shareholders as a whole.

GENERAL

The Group is principally engaged in property development, property investments, hotel and infrastructure investments, services, department store operation, telecommunications and technology business.

The Premises, the subject of the Lease Agreement, is owned by Hong Kong Island, a wholly-owned subsidiary of the Company.

Sogo HK is principally engaged in the operation of department store in Hong Kong. Sogo HK is an indirect non-wholly owned subsidiary of Real Reward Limited, a jointly-controlled entity owned by Go Create Limited, a wholly-owned subsidiary of CTF. CTF is a controlling shareholder of the Company and is, therefore, a connected person of the Company within the meaning of the Listing Rules. Accordingly, Sogo HK is a connected person of the Company within the meaning of the Listing Rules and the Lease constitute continuing connected transaction under the Listing Rules.

As the applicable ratios in respect of the annual cap for the next three year period ending 30 June 2011 are more than 0.1% but less than 2.5%, the Lease is subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules, and is exempt from the independent shareholders' approval requirements.

DEFINITIONS

In this announcement, the following expressions shall, unless the context requires otherwise, have the following meanings:

"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"CTF"	Chow Tai Fook Enterprises Limited
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"Hong Kong Island"	Hong Kong Island Development Limited, a wholly-owned subsidiary of the Company
"Lease"	the transaction contemplated under the Lease Agreement

"Lease Agreement"	the lease agreement dated 24 February 2005 entered into between Sogo HK as the lessee and Hong Kong Island as the lessor
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Monthly Gross Turnover"	the aggregate of all sales generated and/or received by the Lessee and/or (if applicable) its sublessee, licensees, and all other persons in whatever relationship with the Lessee from the operation of any trade and/or business carried on in from and/or upon the Premises in a calendar month including sales from goods and services of any and every kind and description sold and/or provided (whether on credit or otherwise) within or through the Premises and including goods and services contracted for and/or ordered at the Premises but delivered to customers elsewhere but less any credit and commission payable and employee's or other discount or rebate given and value of goods traded in and refunds given and excluding any complimentary service charges or tips and excluding any sales, value added or other similar tax imposed on or in respect of the sale or provision of any goods or services
"Outgoing Charges"	air-conditioning charges, management fees and government rates
"Premises"	Portion of Ground Floor, Portion of P1 & The Entire P2 of Sogo Department Store. TST (formerly the Amazon), 12 Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong erected on All That piece or parcel of ground registered in the Land Registry as Kowloon Inland Lot No. 10978
"Sogo HK"	Sogo Hong Kong Company Limited
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 16 September 2008

As at the date of this announcement, (a) the Executive Directors of the Company are Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David , Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian ; (b) the Non-executive Directors of the Company are Lord Sandberg, Michael, Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung and Mr. Liang Cheung-Biu, Thomas; and (c) the Independent Non-executive Directors of the Company are Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.

END